Exhibit (a)(1)(e)

FORM OF

PROMISE TO GRANT STOCK OPTION

TO

In exchange for your agreement to cancel all of your eligible outstanding stock options to purchase shares of Exar Corporation (“Exar”) common stock (1) that you received from Exar with exercise prices equal to or greater than $26.00 per share and (2) that were granted to you on or after February 27, 2003, regardless of exercise price, Exar hereby promises to grant you a nonstatutory stock option to purchase [            ] shares of Exar’s common stock granted under Exar’s 2000 Equity Incentive Plan (the “New Option”). We will grant the New Option to you on [March 29], 2004.

The exercise price of each New Option will be equal to the lower of: (i) the last quoted per share selling price for the Company’s common stock on the Nasdaq National Market on [March 29], 2004 or (ii) the arithmetic mean of the highest and lowest quoted selling prices on the Nasdaq National Market on [March 29], 2004.

[            ] shares subject to the New Option will be fully vested on [December 29, 2004] (nine (9) months from [March 29], 2004). [            ] shares subject to the New Option will vest as follows: fifty percent (50%) will vest on [March 29], 2005 (one (1) year from [March 29], 2004), and the remaining fifty percent (50%) will vest on [March 29], 2006 (two (2) years from [March 29], 2004). However, vesting of the New Option is subject to your continued employment with Exar on each relevant vesting date.

Each New Option will be subject to the standard terms and conditions of Exar’s 2000 Equity Incentive Plan and the appropriate form of stock option agreement thereunder.

Before the grant of the New Option on [March 29], 2004, it is possible that Exar may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this “Promise”) is evidence of a binding commitment that Exar’s successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on [March 29], 2004. However, the type of stock and the number of shares covered by each New Option would be determined in the same way as the consideration received by outstanding option holders is determined at the time of the acquisition. Such New Option would generally have an exercise price equal to the fair market value of the acquiror’s stock on the grant date of the New Option.

To receive your New Option, you must continue to be employed by Exar as a regular, full-time U.S.-resident employee as of [March 29], 2004. This Promise does not constitute a guarantee of employment with Exar for any period. Your employment with Exar will remain “at will” and can be terminated by you or Exar at any time, with or without cause or notice. If you do not remain a regular, full-time, U.S.-resident employee of Exar through [March 29], 2004, you will lose all rights under this Promise to receive a New Option.

This Promise is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003; (2) the election form; and (3) the withdrawal form (collectively, the “Exchange Offer Documents”), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and Exar with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Exar.

Exar Corporation

By:

Date:

Title: